UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
TRANSACTION STATEMENT PURSUANT TO SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
(Amendment No. 2)
Refac Optical Group
(Name of the Issuer)
PALISADE CONCENTRATED EQUITY PARTNERSHIP, L.P.
PALISADE CONCENTRATED HOLDINGS, L.L.C.
PALISADE CAPITAL MANAGEMENT, L.L.C.
STEVEN E. BERMAN
DENNISON T. VERU
DEAN J. YIMOYINES
LINDA YIMOYINES
WILLIAM A. SCHWARTZ, JR.
(Name of Person(s) Filing Statement)
Common Stock, 0.001 Par Value
(Title of Class of Securities)
758960108
(CUSIP Number of Class of Securities)

Bradley R. Goldman, Esq.	Fred B. Green, Esq.
Palisade Concentrated Equity	Forrest O. Dillon, Esq.
Partnership, L.P.	Bodman LLP
ROG Acquisition, Inc.	6th Floor at Ford Field
One Bridge Plaza	1901 St. Antoine Street
Suite 695	Detroit, Michigan 48226
Fort Lee, New Jersey 07024	(313) 259-7777 Phone
(201) 585-7733 Phone	(313) 393-7579 Fax
(201) 585-7552 Fax
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This statement is filed in connection with (check the appropriate box):
☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☑	d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,141,162	$280.18

*	Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,521,062 shares of common stock, par value $0.001 per share, of Refac Optical Group at a price of $6.00 per share. Such number of shares represents the sum of 17,794,760 shares of Refac common stock outstanding as of April 25, 2007 less the 16,273,698 shares of Refac common stock held by ROG Acquisition, Inc. immediately prior to the merger.

**	Calculated as $30.70 per $1 million of the transaction value.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$282.08
Form or Registration No.:	Schedule 13E-3 (File No. 5-39761)
Filing Party:	ROG Acquisition, Inc. and the Other Filing Persons Listed Above
Date Filed:	February 26, 2007 and April 2, 2007

     This Amendment No. 2 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 originally filed on February 26, 2007 by ROG Acquisition, Inc. (“ROG”), Palisade Concentrated Equity Partnership, L.P. (“Palisade”), Palisade Concentrated Holdings, L.L.C (“PCH”), Palisade Capital Management, L.L.C. (“PCM”), Dennison T. Veru (“Veru”), Steven E. Berman (“Berman”), Dean J. Yimoyines (“D. Yimoyines”), Linda Yimoyines (“L. Yimoyines”), and William A. Schwartz, Jr. (“Schwartz”), and as subsequently amended on April 2, 2007 by Amendment No. 1. ROG Acquisition, Inc. is not a filing person to this final amendment as it was merged with and into Refac Optical Group (“Refac”) in the short-form merger that was described in the original Transaction Statement, as subsequently amended. All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the original Transaction Statement, as amended.
     The short-form merger of ROG with and into Refac pursuant to Section 253 of the Delaware General Corporation Law became effective on April 26, 2007 at 5:00 p.m. Eastern Time. Refac is the corporation surviving the short-form merger and as a result of the merger is now a privately-held company owned by Palisade, Berman, D. Yimoyines, L. Yimoyines and Schwartz.
     In the short-form merger, each share of common stock of Refac (other than shares of common stock held by ROG and shares held in treasury, all of which were canceled, and other than shares of common stock, if any, held by stockholders who perfect their appraisal rights pursuant to Section 262 of the Delaware General Corporation Law) was converted into the right to receive cash in the amount of $6.00 per share upon surrender of the certificates representing such shares, without interest. Notices of Merger and Appraisal Rights and Letters of Transmittal and any other documents necessary for the exchange of stock certificates representing shares of common stock of Refac will be mailed to the former holders of such shares by the paying agent for the short-form merger as promptly as practicable, but in no event later than ten calendar days following the date the merger became effective, and should be read carefully

SIGNATURES

SIGNATURES
     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies on this 27th day of April, 2007, that the information set forth in this Statement is true, complete and correct.

PALISADE CONCENTRATED EQUITY PARTNERSHIP, L.P.

By:	Palisade Concentrated Holdings, L.L.C., its general partner

By:	/s/ Steven E. Berman

	Name:	Steven E. Berman
	Title:	Designated Managing Member

PALISADE CONCENTRATED HOLDINGS, L.L.C.

By:	/s/ Steven E. Berman

	Name:	Steven E. Berman
	Title:	Designated Managing Member

PALISADE CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Dennison T. Veru

	Name:	Dennison T. Veru
	Title:	Managing Member

/s/ Steven E. Berman
Name: Steven E. Berman

/s/ Dennison T. Veru
Name: Dennison T. Veru

/s/ Dean J. Yimoyines
Name: Dean J. Yimoyines

/s/ Linda Yimoyines
Name: Linda Yimoyines

/s/ William A. Schwartz, Jr.
Name: William A. Schwartz, Jr.

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